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SEC FILE NUMBER
8-53196

8-53196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2016 (MM/DD/YY) AND ENDING 5/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Deloitte Corporate Finance LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 S. Wacker Drive
(No. and Street)

Chicago (City) | Illinois (State) | 60606-4301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Ryan (704) 333-0528
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Plante & Moran
(Name - if individual, state last, first, middle name)

2601 Cambridge Court (Address) | Auburn Hills (City) | Michigan (State) | 48326 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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RMS

AFFIRMATION

I, Patrick J. Ryan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Deloitte Corporate Finance LLC for the year ended May 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 7/27/2017
Date

Chief Financial Officer
Title

Katherine R Brown
Notary Public
July 27, 2017
County: Mecklenburg
State: North Carolina
Expires: November 16, 2019


KATHERINE R. BROWN
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
November 16, 2019

DELOITTE CORPORATE FINANCE LLC
(SEC I.D. No. 8-53196)

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document
under the Securities Exchange Act of 1934.

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Deloitte Corporate Finance LLC

We have audited the accompanying statement of financial condition of Deloitte Corporate Finance LLC (a Delaware corporation) (the "Company") as of May 31, 2017 and the related notes to the financial statement. This financial statement is the responsibility of Deloitte Corporate Finance LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deloitte Corporate Finance LLC as of May 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Auburn Hills, Michigan
July 27, 2017

DELOITTE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2017

ASSETS

Cash and cash equivalents	$21,910,315
Money market fund	500,250
Accounts receivable —advisory services, net	3,925,640
Prepaid assets	99,956
Goodwill (Note 2)	16,667,959
TOTAL ASSETS	$43,104,120

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 241,829
Accounts payable - related entity (Note 3)	1,023,134
Deferred revenue	602,500
TOTAL LIABILITIES	1,867,463
MEMBER'S EQUITY	41,236,657
TOTAL LIABILITIES & MEMBER'S EQUITY	$43,104,120

See notes to Statement of Financial Condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Deloitte Corporate Finance LLC (the "Company"), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation—The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Deferred Revenue— The Company may receive non-refundable retainer fees in advance of providing financial advisory services to its clients. The Company recognizes these retainers ratably over the period these services are performed.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short term money market instruments.

Accounts Receivable—Accounts receivable, net of allowance of doubtful accounts, includes amounts, billed and unbilled, and receivable from clients in connection with financial advisory services rendered, including related reimbursable out-of-pocket expenses. The allowance for doubtful accounts was $585,692 at May 31, 2017. The Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables.

Use of Estimates—This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to acquisition liability, retention bonuses, deferred revenue, and the valuation of goodwill and other intangibles at May 31, 2017. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

New Accounting Pronouncements—On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). In addition, on August 12, 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606). The amendments in ASU 2014-09 supersede previously established revenue recognition and cost guidance and the amendments in ASU 2015-14 defer the original effective date of ASU 2014-09. As a result, ASU 2014-09 will be effective for periods beginning after December 15, 2017. The Company is evaluating the impact this new standard will have on its statement of financial condition.

On March 17, 2016 the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU clarifies implementation guidance on principal vs. agent considerations. The Company is evaluating the impact this new standard will have on its statement of financial condition.

On January 26, 2017 the FASB issued ASU 2017-04, Intangibles – Goodwill and other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU remove the second step of the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This ASU is effective for annual impairment tests beginning after December 15, 2019. Early adoption is permissible. The adoption of this ASU is not expected to have a material impact on the Company's statement of financial condition.

Fair Value Financial Instruments – The fair value of company financial instruments of money market funds, accounts receivable and accounts payable approximate their carrying amount.

Federal Income Taxes—For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

2. GOODWILL

Goodwill represents the excess of the purchase price over the fair values of identifiable net assets acquired in business acquisitions. Goodwill is tested for impairment annually in the fourth quarter of the fiscal year or more often if events or circumstances indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the carrying amounts to their respective fair values. The fair values are determined primarily using the discounted cash flows and valuation comparisons from publicly available information of similar businesses. Comparative market multiples and other factors are used to corroborate the discounted cash flow results. If the carrying amount, including goodwill, exceeds the estimated fair value, then the identifiable assets and liabilities are estimated at fair value as of the current testing date. The excess of the estimated fair value over the current estimated fair value of net assets establishes the implied value of goodwill. The excess of the recorded goodwill over the implied goodwill value is charged to earnings as an impairment loss. Based on the assessment, there were no goodwill impairment charges for the year ended May 31, 2017.

3. TRANSACTIONS WITH RELATED ENTITY

The statement of financial condition reflects significant balances and transactions with an affiliate. Such financial statement may not be indicative of the conditions that would have existed if the Company had not been operated as an affiliated company.

The Company and Deloitte Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including, but not limited to, expenses such as all company personnel including out of pocket client project costs, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services is a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined. The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

The payable due to Deloitte FAS at May 31, 2017 was $1,023,134.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

As of May 31, 2017, the Company's net capital was $20,533,097 and its required net capital was $124,498. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .09 to 1.

5. SUBSEQUENT EVENTS

The Company evaluates events subsequent to May 31, 2017 through the date the audited statement of financial condition is issued. The Company does not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

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